July 9, 2009
Filed via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Jan Woo, Esq.

Re:	Smith Micro Software, Inc. (File No. 000-26536)
Form 10-K for the fiscal year Ended December 31, 2008
Filed on March 10, 2009
Form 10-K/A for the fiscal year Ended December 31, 2008
Filed on April 29, 2009
Dear Ms. Woo:
          I am the Chief Financial Officer of Smith Micro Software, Inc. (the “Company”). Our legal counsel, Reed Smith LLP, has provided responses on our behalf to the comment letter dated May 28, 2009 (including a followup letter dated June 25, 2009) received from the Staff of the Securities and Exchange Commission with respect to the above-referenced filings.
          In connection with these comment letters and our counsel’s responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely,
/s/ Andrew Schmidt
Andrew Schmidt
Chief Financial Officer
51 Columbia, Suite 200 Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300